82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030527

REGISTRANT'S NAME African Gem Resources Limited

*CURRENT ADDRESS Diamond Centre
240 Commissioner Str.
Johannesburg, South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FILE NO. 82- 5257 FISCAL YEAR 2/29/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☒
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : 2/12/02

African Gem Resources Limited

Annual Financial Statements

for the year ended 29 February 2000

African Gem Resources Limited
(Reg. No. 1998/007292/06)

Annual Financial Statements
for the year ended 29 February 2000

Contents	*Page*
Chairman and Chief Executive Officer's report	2
Report of the independent auditors	3
Directors' report	4 – 9
Accounting policies	10 – 11
Balance sheets	12
Income statements	13
Statements of shareholders' equity	14
Cash flow statements	15
Notes to the financial statements	16 – 23

Directors' approval of the annual financial statements

The annual financial statements for the year ended 29 February 2000 set out on pages 4 to 23 were approved by the board of directors on 9 June 2000 and are signed on its behalf by –

MJ Nunn
Chairman and CEO

M Shein
Financial director

Chairman and Chief Executive Officer's report

for the year ended 29 February 2000

During a remarkable year of achievements, African Gem Resources Limited (Afgem) acquired control of what is arguably the single most important non-diamond gemstone property in the world – the Merelani Tanzanite Mine in northern Tanzania – and successfully raised the capital for the acquisition and feasibility study.

Afgem re-established the infrastructure, refurbished the plant and equipment, re-opened a decline shaft and conducted a successful bulk-sampling program under the supervision of Steffen, Robertson and Kirsten (South Africa) (Proprietary) Limited ("SRK"). Preliminary mining operations are due to begin in early 2001, with production expected from March 2001. Tanzania's progressive attitude towards foreign investment has allowed for the development of a good working relationship with the government and local citizens.

The group restructured its business during the year by consolidating its South African trading operations into a single entity in preparation for the anticipated listing in the next financial year. The group is pleased to announce results that significantly exceed its forecasts as published in the private placing memorandum. Post tax profits attributable to ordinary shareholders of R1 033 706 were achieved.

While management has concentrated its efforts on developing the Merelani Tanzanite Mine, investigations, and in some cases negotiations, have proceeded for the acquisition of other gemstone properties in the Southern African Development Community. We see short-term growth through market expansion and penetration of new gemstone markets, and medium-term growth through exploration and acquisition of other gemstone mining projects.

In building a dynamic management team, we have complemented our mining skills with our core competency: marketing. While Afgem remains cognisant of the fact that mining is a key aspect of our vertically integrated business, we remain committed to promoting ourselves as an international coloured gemstone marketing company. In keeping with this philosophy, we are developing an Internet website with the primary aim of promoting tanzanite to the public and the industry.

Afgem is also pioneering a unique branding program for tanzanite. "The Tanzanite Foundation" will aim to become the primary authority of the tanzanite industry, adding value to all vested interests along the route to market. The Tanzanite Foundation will offer the industry a grading and certification system, an information centre and laser-inscription for tanzanite.

The outlook for the year ahead is exciting, with future challenges offering great opportunities. The imminent listing of Afgem has generated much interest from the investment community. Tanzanite has once again achieved the status of the United States' second most popular coloured gemstone and historical price volatility has shown good signs of stabilising. Given the company's cash position at year end and the strong projected future cash flows, Afgem is well positioned to take advantage of the tanzanite opportunity, consolidating a historically fragmented industry and expanding its market share in the vibrant coloured gemstone market.

In conclusion, I wish to express my sincere appreciation to the entire Afgem team for their exceptional effort during the course of the year. I join the team in thanking our shareholders, advisers and consultants for their support and enthusiasm thus far.

MJ Nunn
Chairman & CEO
9 June 2000

KPMG Inc.

Johannesburg office
KPMG Crescent
85 Empire Road
Parktown
2193 South Africa

Mail address
Private Bag 9
Parkview
2122 South Africa

Telephone +27 (11) 647 7111
Telefax +27 (11) 647 8000
Docex 472 Johannesburg
Internet http://www.kpmg.co.za/

Report of the independent auditors

To the members of African Gem Resources Limited

We have audited the annual financial statements of African Gem Resources Limited set out on pages 4 to 23 for the year ended 29 February 2000. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the group and the company at 29 February 2000 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act.

KPMG Inc.
Registered Accountants and Auditors

Per CAT Smit
Partner
9 June 2000

Directors' report

for the year ended 29 February 2000

The directors have pleasure in presenting their report for the year ended 29 February 2000.

Business activities

African Gem Resources (Proprietary) Limited ("Afgem") was incorporated in South Africa on 17 April 1998 as a private limited liability company. The company was converted to a public company on 11 September 1998 in order to raise capital through a private placing.

Afgem is a focused coloured gemstone business with its vertically integrated core activities being exploration, mining, beneficiation and marketing of high value gemstones.

The group at year end comprises:

- a 75% interest in a Tanzanian mining company, Merelani Mining Limited, which owns the Merelani Tanzanite Mine in northern Tanzania. Afgem successfully raised R17 500 000 through a private placing for the acquisition and feasibility study of the project;
- a 100% interest in a South African company, African Gem Marketing (Proprietary) Limited, which is recognised as Southern Africa's leading coloured gemstone wholesale marketing company; and
- a 100% interest in a British Virgin Islands company, Afgem International Limited, which markets coloured gemstones worldwide.

General review of operations

Afgem is a holding company with subsidiaries engaged in the exploration, mining, beneficiation and marketing of high value coloured gemstones.

Merelani Mining Limited

During the period under review the group was successful in bidding for the assets and mining rights of Graphtan Limited (in Receivership) for a total consideration of R23 112 500. The purchase consideration was settled by way of a cash payment to the vendors amounting to R7 937 500, conversion of existing debt of R3 000 000 into equity in Merelani Mining Limited, share of group profits over five years amounting to a minimum of R3 175 000 and the balance of R9 000 000 by way of an issue of shares at the time of listing the company on the Johannesburg Stock Exchange ("JSE"). The cash required for the acquisition and the feasibility study was raised by means of a private placing in terms of which 40 185 182 ordinary shares were issued at a premium of 43,5479 cents per share.

In order to facilitate its listing on the JSE, the group initiated a bankable feasibility study incorporating an extensive bulk sampling programme at the mine to determine a tanzanite ore grade and to detail the geological features controlling tanzanite mineralisation. The entire bulk sampling programme and the final recovery and sorting of tanzanite was performed under close scrutiny of an independent monitoring team comprising Stellenbosch University, SRK and Bateman Minerals and Industrial Limited. The bulk sample conducted at the mine produced 57,99 kg of gem quality tanzanite. Closing inventory of rough tanzanite has been costed at R1 314 946 determined on the basis of allocating direct mining costs and a proportion of fixed assets to inventory in keeping with the group's accounting policy. SRK, together with The Jewellery Council of South Africa, determined the value of the inventory arising out of the bulk sample to be R38 million at net realisable value.

African Gem Marketing (Proprietary) Limited ("Afgem Marketing")

With effect from 1 March 1999, Afgem Marketing acquired the business of The Montana Precious Group (Proprietary) Limited ("Montana"), which had already acquired the business of Rolling Stone Marketing CC ("Rolling Stone"), for a total consideration of R4 450 000, settled by the issue of 44 500 000 ordinary shares in Afgem at a premium of 9,999 cents per share.

Montana had been established in 1992 as a gem mining business, with its initial activity being small scale mining in the Kafubu Emerald Fields of northern Zambia. It later diversified into cutting and polishing and wholesale marketing of high value gemstones, including emerald, ruby, sapphire, tanzanite, aquamarine, tourmaline and green garnet.

Rolling Stone was established in 1990 as a gemstone trading and marketing company, specialising in the wholesale marketing of calibrated gemstones to the jewellery manufacturing sector. In 1996, Rolling Stone was appointed the South African agent for Swarogem, a subsidiary of the Austrian Swarovski company, and has successfully marketed the Swarogem range of calibrated gemstones.

Both Montana and Rolling Stone have been successfully merged into Afgem Marketing, which completed its first full year of trading, achieving results beyond management's expectations.

Afgem International Limited

Afgem International Limited was established as an international marketing company. During the period it achieved international sales of R2 934 647. Certain advances made to Merelani Mining Limited by the group were utilised by Afgem International Limited to purchase rough tanzanite in Tanzania. This arrangement was terminated following the change in group purchasing policy with regards to rough tanzanite and in accordance with a South African Reserve Bank ruling.

The objective is to develop Afgem International Limited to be the group's international marketing agent.

Earnings

The group's earnings have been materially affected by an adjustment required in terms of Generally Accepted Accounting Practice statement AC112, which requires that any difference arising on the translation of a foreign integrated subsidiary's assets and liabilities into the reporting currency (in this case Rands), is taken directly to the group's income statement. This reduced the group's net income before taxation from R2 134 115 to R1 505 978. The statement has compelled the group to translate its US Dollar non-monetary assets at the historical Rand/Dollar exchange rate ruling at the date the non-monetary asset was acquired while US Dollar liabilities have been translated at closing rate at year end.

In the opinion of the directors the effect on the group's results is not realistic and the loss does not represent economic reality.

Share capital

- The company was incorporated on 17 April 1998 with an authorised share capital of 1 000 ordinary shares of R1 each, of which 100 ordinary shares were issued to the subscribers of the memorandum at par.
- In terms of a special resolution dated 11 September 1998, the company was converted from a private to a public company.
- In terms of a special resolution dated 23 November 1998, the share capital of the company was sub-divided into ordinary shares of 0,001 cents each, resulting in an authorised share capital of 100 000 000 ordinary shares of 0,001 cents each.
- In terms of a special resolution dated 23 November 1998, the authorised share capital was increased by R1 500 divided into 150 000 000 ordinary shares of 0,001 cents each to R2 500 comprising 250 000 000 ordinary shares of 0,001 cents each.

The following movements in share capital occurred during the year:

- On 25 June 1999, 10 500 000 ordinary shares of 0,001 cents each were issued at par to Trilateral Management Services (Proprietary) Limited.
- On 25 June 1999, 44 500 000 ordinary shares of 0,001 cents each were issued to the vendors of the business of Montana at a premium of 9,999 cents per share.
- On 25 June 1999, 25 833 334 ordinary shares of 0,001 cents each were issued in terms of a private placing memorandum dated 8 February 1999, at a premium of 43,5479 cents per share.
- On 15 September 1999, 14 351 848 ordinary shares of 0,001 cents each were issued in terms of a private placing memorandum dated 8 February 1999, at a premium of 43,5479 cents per share.
- On 18 February 2000, 232 500 ordinary shares of 0,001 cents each were issued to the company's legal advisor for services rendered, at a premium of 43,5479 cents per share.
- In terms of special resolutions dated 7 April 2000, the existing memorandum and articles of association of the company were abrogated and a new memorandum and articles of association adopted and the company was authorised to re-purchase its own securities.

Directors' report
for the year ended 29 February 2000 (continued)

Share capital *(continued)*

The above transactions are summarised as follows:

Date	Transaction	No of shares	Nominal value R	Share premium R
30 November 1998	Transfer original subscription to individuals to enable the company to convert from a private to a public company	10 000 000	100	–
25 June 1999	Allotment to Trilateral Management Services (Proprietary) Limited	10 500 000	105	–
25 June 1999	Acquisition of Montana (incorporating Rolling Stone)	44 500 000	445	4 449 555
25 June 1999	Private Placing to fund acquisition of mine and conduct a feasibility study	25 833 334	258	11 249 742
15 September 1999	Private Placing to fund acquisition of mine and conduct a feasibility study	14 351 848	144	6 249 856
18 February 2000	Issue to company's legal advisor for services rendered	232 500	2	101 248
		105 417 682	1 054	22 050 401
Less share issue expenses written off				(26 333)
				22 024 068

Fixed assets

During the year the group acquired a mining licence, certain mining assets and other equipment for R25 122 669. In addition, certain expenditure amounting to R7 279 506 has been capitalised. Details of these assets are more comprehensively described in note 1 to the annual financial statements.

Subsidiaries

The attributable interest of the company in the aggregate net income after taxation of its subsidiaries is R607 346.

Details of the company's subsidiaries are set out in Note 2 to these financial statements.

Dividends

No dividends were declared for the year under review.

Directors

The directors in office during the period were –

MJ Nunn	(Chairman and Chief Executive Officer)	appointed 14 September 1998
M Shein	(Group Financial Director)	appointed 14 September 1998
DR Cunningham *		appointed 14 September 1998
A Bekker *		appointed 12 October 1999
S Mkhize *		appointed 12 October 1999
DM Cresswell *		appointed 16 September 1999
K Naidoo *		appointed 16 September 1999
VLE Aitton		appointed 16 September 1999, resigned 22 October 1999

* non-executive director

In terms of the company's articles of association all directors retire at the annual general meeting, but being eligible, offer themselves for re-election.

Company secretary

The secretary at the date of this report is JD Hill & Co.

Business address –

93 Bedford Avenue
Benoni
1501

Postal address –

P O Box 492
Benoni
1500

Directors' interests

The interests of the directors in the shares of the company at the date of this report were:

	Number of shares held			
	Beneficial		Non-beneficial	
Director	Direct	Indirect	Direct	Indirect
MJ Nunn	–	38 396 922	–	–
M Shein	–	–	–	3 839 692 *
K Naidoo	–	–	–	3 839 692 *
DR Cunningham	–	941 162	–	–
DM Cresswell	305 682	–	–	–

* These shares are under the joint control of the trustees of the K & M Trust.

MJ Nunn and M Shein are both executive directors and have entered into three year service agreements with the company. The service period commenced on 1 March 1999.

Other major shareholders at the date of this report were:

	Number of shares held
IDC	29 451 851
Trilateral Management Services (Proprietary) Limited	13 367 008

Going concern

The directors are responsible for the preparation, integrity and objectivity of financial statements that fairly present the state of the affairs of the company and of the group at the end of the financial year and the net income and cash flow for that period, and other information contained in this annual report.

Funding of future operations will be provided out of cash raised from the company's proposed private placing and listing of the company's entire issued capital on the JSE. In the event that the company does not list, the group has the ability to generate meaningful profits from its substantial stockholding which will enable it to develop the mine and its local and overseas divisions albeit on reduced capital and operational expenditure budgets.

The directors are of the opinion that the group will be a going concern in the year ahead. Accordingly, the financial statements are prepared on a going concern basis.

Litigation statement

Except as set out below, there are no legal or arbitration proceedings which had a material effect on the financial position of the Afgem Group during the twelve months preceding the date of these annual financial statements. Furthermore, the directors of your company are not aware of any pending or threatened proceedings.

New Kleinfontein Gold Mining Company Limited ("NKGMC") has instituted proceedings against Afgem in respect of remuneration that is alleged to be due for services rendered by NKGMC for Afgem's mining operations in Tanzania. Afgem disputes the basis of NKGMC's claim and after obtaining legal opinion on this issue, has instructed its legal representatives to defend this action. Nevertheless, adequate provision for the settlement of this claim and the associated legal costs have been made in the accounts of the Afgem Group for the year ended 29 February 2000.

Capital commitments

The group's accounting policy is to capitalise pre-production expenditure until commercial production commences. Based on the current profile of the group, anticipated expenditure in this regard will amount to R10 million for the next financial period.

Accounting policies

for the year ended 29 February 2000

The annual financial statements and group annual financial statements have been prepared on the historical cost basis and in accordance with generally accepted accounting practice and in terms of the requirements of the Companies Act.

The principal accounting policies are as follows:

Basis of consolidation

The group financial statements incorporate the assets, liabilities and results of the operations of the company and all its subsidiaries. The results of subsidiaries acquired or disposed of during a financial year are included from the effective dates of acquisition or to the effective dates of disposal, as appropriate. All significant inter-company transactions have been eliminated on consolidation.

Investments in subsidiaries, classified as long-term assets, are carried on the balance sheet at the lower of cost and directors' valuation. The directors' valuation of unlisted investments in subsidiaries is calculated based on expected returns or underlying net asset value as deemed appropriate in each case.

Foreign investments

The foreign subsidiaries are determined to be integrated foreign operations. Transactions and resulting non-monetary items are translated at the exchange rates ruling when the transactions occurred. Income statement items are translated at the appropriate weighted average exchange rates for the period. At year end monetary items are translated at the ruling exchange rates at the balance sheet dates. Translation gains and losses are taken to income for the period.

Fixed assets and depreciation

Pre-production expenditure

Feasibility, development, exploration and all other costs relating to the development of the mine are capitalised until commercial production commences. Certain administration costs incurred in the holding company have also been capitalised to pre-production expenditure. When commercial production commences, these costs will be amortised over the life of the mine on a unit-of-production method.

Mining assets, furniture and fittings and other equipment

Depreciation is provided on the straight line method on the cost of assets over their estimated useful lives. No depreciation is provided on certain mining assets while the group is in a pre-production phase.

Mining licence and surface buildings

Depreciation is provided on the straight line method over the period which the licence has been granted. No depreciation is provided while the group is in a pre-production phase.

Trademarks

Trademarks are recognised at their historical cost and amortised over their useful lives.

Research and development

Research and development expenditure is capitalised and written off over the period in which related future economic benefits are recognised. These costs are recognised only to the extent that they do not exceed the amount, net of anticipated related expenses, that is probably recoverable from related future economic benefits.

Accounting policies

for the year ended 29 February 2000 (continued)

Foreign currency transactions

Transactions denominated in foreign currencies are translated at the rates of exchange ruling at the transaction date. Monetary assets and liabilities in foreign currencies are converted at the rates of exchange ruling at the balance sheet date. Any foreign exchange gains or losses are dealt with in the income statement in the year in which they arise.

Inventories

Stock of rough tanzanite mined during the bulk sample is carried at lower of cost and net realisable value. Cost includes direct mining costs and an appropriate portion of pre-production expenditure capitalised in the ratio that current production bears to total estimated production over the life of the mine.

Materials and supplies are carried at lower of cost and net realisable value.

Finished goods inventory is carried at lower of cost and net realisable value. Cost comprises all costs of purchase, conversion and other costs incurred in bringing the inventory to its present location and condition, and an appropriate allocation of overheads.

Deferred taxation

Deferred taxation is provided using the liability method on the comprehensive basis. Deferred taxation in terms of which the tax effects of all timing differences are accounted for represents the potential future liability or asset for taxation in respect of income and expenditure which are recognised for taxation purposes in periods different from those in which they are brought to account in the financial statements. Where the tax effects of timing differences give rise to a deferred tax asset, the asset is recognised only if there is reasonable assurance that future taxable income will be sufficient to allow the tax benefit of the loss to be realised.

Environmental rehabilitation

The group has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as additional information becomes available. Estimated future costs will be charged against earnings over the estimated remaining life of the mine.

Comparative figures

Comparative figures have not been provided for the group as it did not trade for the previous financial period. No comparative income statement or cash flow statement for the company have been prepared as the company did not trade during the previous financial period.

Revenue

Revenue of the group includes proceeds from the realisation of tanzanite mined during the bulk sample.

African Gem Resources Limited

Balance sheets
at 29 February 2000

	Note	Group 2000 R	Company 2000 R	Company 1999 R
Assets				
Fixed assets	1	31 878 552	47 038	–
Non current assets		124 533	22 031 072	100
Deferred taxation	6	124 533	–	–
Interest in subsidiaries	2		22 031 072	100
Current assets		11 936 075	1 571 833	–
Inventory	3	5 879 520	–	–
Accounts receivable	4	2 950 418	143 145	–
Cash and cash equivalents		3 106 137	1 428 688	–
Total assets		43 939 160	23 649 943	100
Equity and liabilities				
Capital and reserves				
Ordinary shareholders' interest		23 058 828	22 451 482	100
Outside shareholders' interest		3 079 283	–	–
Non current liabilities		12 924 200	149 200	–
Deferred taxation	6	149 200	149 200	–
Long term liability	7	12 175 000	–	–
Environmental rehabilitation provision	8	600 000	–	–
Current liabilities		4 876 849	1 049 261	–
Accounts payable	9	4 508 527	1 015 469	–
Taxation		368 322	33 792	–
Total equity and liabilities		43 939 160	23 649 943	100

African Gem Resources Limited

Income statements

for the year ended 29 February 2000

	Note	Group R	Company R
Revenue		8 525 852	
Cost of sales		4 349 827	
Gross profit		4 176 025	
Net foreign exchange (loss)/profit	11	(139 034)	552 123
Pre-production expenditure	10	(1 114 778)	–
Operating expenses		(2 931 040)	(420 759)
Operating (loss)/income	11	(8 827)	131 364
Interest received on cash and cash equivalents		514 660	497 188
Pre-production expenditure capitalised	1	1 114 778	–
Finance costs		(114 633)	(19 200)
Net income before taxation		1 505 978	609 352
Taxation	12	(392 989)	(182 992)
Retained earnings after taxation		1 112 989	426 360
Outside shareholders' interest		79 283	–
Income attributable to ordinary shareholders		1 033 706	426 360
Earnings and headline earnings per ordinary share (cents)	13	1,47	

African Gem Resources Limited

Statements of shareholders' equity

for the year ended 29 February 2000

Company	*Note*	Ordinary share capital R	Share premium R	Retained earnings R	Total R
Balance at beginning of year		100	–	–	100
Ordinary shares issued		954	22 050 401	–	22 051 355
Share issue expenses written off		–	(26 333)	–	(26 333)
Retained earnings after taxation		–	–	426 360	426 360
Balance at end of year	*5*	1 054	22 024 068	426 360	22 451 482

Group					
Balance at beginning of year		100	–	–	100
Ordinary shares issued		954	22 050 401	–	22 051 355
Share issue expenses written off		–	(26 333)	–	(26 333)
Retained earnings after taxation		–	–	1 033 706	1 033 706
Balance at end of year	*5*	1 054	22 024 068	1 033 706	23 058 828

African Gem Resources Limited

Cash flow statements

for the year ended 29 February 2000

	Note	Group R	Company R
Operating income/(loss) before working capital changes	14.1	1 282 452	(413 127)
Establishment of working capital			
Increase in inventories		(5 879 520)	–
Increase in accounts receivable		(2 950 418)	(143 145)
Increase in accounts payable	14.2	4 055 390	1 015 469
Cash (utilised)/generated by operations		(3 492 096)	459 197
Interest received		514 660	497 188
Finance costs		(114 633)	(19 200)
Net cash (outflow)/inflow from operating activities		(3 092 069)	937 185
Cash flows from investing activities			
Investment to expand operations			
Net additions to fixed assets	14.4	(27 826 916)	(54 670)
Acquisition of shares in subsidiaries			(923)
Loans to subsidiaries			(21 477 926)
Net cash outflows from investing activities		(27 826 916)	(21 533 519)
Cash flows from financing activities			
Long term liability raised	14.5	12 000 000	–
Proceeds from issue of shares	14.6	22 025 022	22 025 022
Net cash inflows from financing activities		34 025 022	22 025 022
Cash and cash equivalents			
Net increase for the year		3 106 037	1 428 688
At the beginning of year		100	–
At end of year		3 106 137	1 428 688

Notes to the financial statements

for the year ended 29 February 2000

1. Fixed assets

Company	Depreciation rate %	Cost R	Accumulated depreciation R	Carrying value R
Computer equipment	33,3	32 312	(7 478)	24 834
Furniture and fittings	16,7	1 233	(154)	1 079
Trade marks	20,0	9 125	-	9 125
Research and development costs capitalised	20,0	12 000	-	12 000
		54 670	(7 632)	47 038

Group	Depreciation rate %	Cost R	Accumulated depreciation R	Carrying value R
Mining assets, furniture and fittings and other equipment				
Mining equipment	25,0	2 631 334	(109 478)	2 521 856
Motor vehicles	20,0	605 665	(3 000)	602 665
Computer equipment	33,3	84 591	(23 507)	61 084
Office equipment	16,7	20 036	(4 000)	16 036
Cutting equipment	25,0	292 662	-	292 662
Furniture and fittings	16,7	113 633	(10 042)	103 591
Armoury	25,0	38 085	-	38 085
Earthmoving equipment	25,0	1 338 443	-	1 338 443
Photographic equipment	33,3	1 050	-	1 050
Radio equipment	25,0	59 597	-	59 597
Surface buildings	8,3	9 114 886	-	9 114 886
Plant and machinery	25,0	7 721 973	(361 782)	7 360 191
Water tanks	25,0	27 917	-	27 917
Gemmological instruments	25,0	51 672	(11 814)	39 858
		22 101 544	(523 623)	21 577 921
Mining licence	8,3	3 000 000	-	3 000 000
Trade marks	20,0	9 125	-	9 125
Research and development costs capitalised	20,0	12 000	-	12 000
		21 125	-	21 125
Assets acquired		25 122 669	(523 623)	24 599 046

Notes to the financial statements
for the year ended 29 February 2000

1. Fixed assets *(continued)*

Group	*Note*	Cost R	Accumulated depreciation R	Carrying value R
Pre-production expenditure				
Audit fees		31 750	–	31 750
Consulting fees		76 434	–	76 434
Container transport		113 575	–	113 575
Depreciation	*11*	423 136	–	423 136
Development costs		3 802 610	–	3 802 610
Director's remuneration		39 687	–	39 687
Head office expenditure capitalised	*10*	1 114 778	–	1 114 778
Insurance		143 992	–	143 992
Legal		10 954	–	10 954
Rent		28 575	–	28 575
Repairs and maintenance		434 511	–	434 511
Royalties		97 021	–	97 021
Salaries		301 352	–	301 352
Staff costs		276 910	–	276 910
Sundry costs		313 080	–	313 080
Travel and accommodation		450 818	–	450 818
		7 659 183	–	7 659 183
Less: allocation to bulk sample inventory		(379 677)	–	(379 677)
Pre-production expenditure		7 279 506	–	7 279 506
Total assets		32 402 175	(523 623)	31 878 552

1.1 Research and development

The company is in the process of designing and developing a machine to view laser markings on gemstones.

1.2 Trademarks

The name "True blue" has been registered as a trademark by the company.

No depreciation has been provided on trademarks and research and development as expenditure was incurred only at the end of the year.

Notes to the financial statements
for the year ended 29 February 2000 (continued)

2. Interest in subsidiaries

	R	Issued share capital R	Percentage holding %
African Gem Marketing (Proprietary) Limited			
Shares at cost	100	100	100
Loan	4 743 236		
	4 743 336		
Merelani Mining Limited (incorporated in Tanzania)			
Shares at cost	288	326	88*
Loan	15 396 157		
	15 396 445		

* Subsequent to the year end additional shares were issued to Tanzanian nationals reducing the investment to a 75% holding.

	R	Issued share capital R	Percentage holding %
Afgem International Limited (incorporated in the British Virgin Islands)			
Shares at cost	635	635	100
Loan	1 890 656		
	1 891 291		
Total shares at cost	1 023		
Loans	22 030 049		
	22 031 072		

All the above loans are unsecured, interest free and have no fixed terms of repayment with the exception of the loan to Afgem International Limited which will be repaid during the next financial period.

3. Inventory

	Group R	Company R
At cost		
Raw materials	2 087 029	-
Finished goods	3 542 164	-
Consumable stores	199 139	-
Packaging	51 188	-
	5 879 520	-

Notes to the financial statements
for the year ended 29 February 2000 (continued)

		Group R	Company R
4.	**Accounts receivable**		
	Included in accounts receivable are the following – loans to directors	48 640	48 640
5.	**Share capital**		
	Authorised 250 000 000 ordinary shares of 0,001 cents each	2 500	2 500
	Issued 105 417 682 ordinary shares of 0,001 cents each	1 054	1 054
6.	**Deferred taxation**		
	Timing differences – liability: African Gem Resources Limited	149 200	149 200
	– asset: Merelani Mining Limited	94 158	–
	– asset: African Gem Marketing (Proprietary) Limited	30 375	–
		124 533	–
7.	**Long term liability**		
	African Development Bank; Eastern and Southern African Trade and Development Bank	12 175 000	–

The amount is payable to the above financial institutions pursuant to an agreement of sale between the financial institutions and the company's subsidiary, Merelani Mining Limited. In terms of the agreement, US$1 500 000 (R9 000 000) will be settled by the issue of shares at list price following the listing of the group on the JSE. The rate of exchange has been fixed at R6:US$1 in respect of this portion of the loans. The balance will be settled out of the annual gross profit, defined in the agreement, at 5% per annum for 5 years subject to a minimum payment of US$100 000 per annum, from the first year the subsidiary commences mining operations.

The loans are guaranteed by African Gem Resources Limited. Interest at 15% per annum will be charged on the loans only should the repayment terms not be met. The loans are unsecured.

	Note	Group R	Company R
8. Environmental rehabilitation provision			
Estimated liability on closure		1 000 000	–
Provision to date		600 000	–
9. Accounts payable			
Included in accounts payable are the following:			
– loans from directors		275 144	–
10. Pre-production expenditure			
Head office expenses capitalised			
Advertising and promotions		194 088	–
Audit fee	11	50 000	–
General expenses		220 498	–
Consulting and professional fees		121 236	–
Directors' remuneration		180 000	–
Entertainment and travel		163 955	–
Staff costs		185 001	–
		1 114 778	–

Notes to the financial statements

for the year ended 29 February 2000 (continued)

	Note	Group R	Company R
11. Operating income			
Operating income is arrived at after taking into account –			
Auditors remuneration		333 104	305 775
– fees		383 104	305 775
Less: capitalised to pre-production expenditure	10	(50 000)	
Depreciation		100 487	7 632
Depreciation of fixed assets		523 623	7 632
Less: capitalised to pre-operating expenditure	1	(423 136)	
Net foreign exchange (loss)/profit		(139 034)	552 123
Profit on foreign exchange – unrealised		552 123	552 123
Loss on foreign exchange – realised		(63 020)	
Loss on translation of foreign subsidiary		(628 137)	
Directors' emoluments		90 000	90 000
Executive services		729 360	90 000
Less: paid by subsidiaries		(639 360)	
12. Taxation			
South African normal taxation			
– current		368 322	33 792
– deferred tax liability		149 200	149 200
– deferred tax asset		(124 533)	–
		392 989	182 992

Reconciliation of tax rate	Group %	Company %
Current years' charge as a percentage of income before taxation	26,10	30,03
Group income not subject to taxation	3,93	–
Disallowed expenditure	(0,03)	(0,03)
Standard tax rate	30,00	30,00

Notes to the financial statements

for the year ended 29 February 2000 (continued)

13. Earnings per share

The calculation of earnings per ordinary share is based on net income attributable to ordinary shareholders of R1 033 706 and a weighted average of 70 473 827 ordinary shares in issue during the year.

		Note	Group R	Company R
14.	**Notes to the cash flow statement**			
14.1	Operating income/(loss) before working capital changes			
	Operating (loss)/income		(8 827)	131 364
	Adjustments for –			
	Unrealised foreign exchange profit		(552 123)	(552 123)
	Pre-production expenditure capitalised		1 114 778	–
	Depreciation	*10*	100 487	7 632
	Loss on translation of foreign subsidiary		628 137	–
			1 282 452	(413 127)
14.2	Accounts payable			
	Per balance sheet		4 508 527	
	Less: unrealised translation difference		(453 137)	
			4 055 390	
14.3	Taxation paid			
	Income statement charge (refer note 12)		368 322	33 792
	Amount outstanding at end of the year		(368 322)	(33 792)
	Amount paid during the year		–	–
14.4	Cost of assets acquired (refer note 1)		32 402 175	
	Adjusted for non cash items			
	Mining licence acquired for shares		(3 000 000)	
	Environmental rehabilitation provision on acquisition		(600 000)	
	Depreciation capitalised		(423 136)	
	Unrealised foreign exchange profit		(552 123)	
			27 826 916	
14.5	Long term liability			
	Per balance sheet		12 175 000	
	Less: unrealised translation difference		(175 000)	
			12 000 000	

	Group R	Company R
14.6 Proceeds from issue of shares		
Ordinary shares issued	22 051 355	22 051 355
Share issue expenses written off	(26 333)	(26 333)
	22 025 022	22 025 022

15. Related parties

The following related party transactions occurred during the year:

		Group R
Sales:	Merelani Mining Limited to Afgem International Limited	1 104 619
	Afgem International Limited to African Gem Marketing (Proprietary) Limited	849 695
	African Gem Marketing (Proprietary) Limited to Afgem International Limited	532 273
Management fee charged to Merelani Mining Limited by Afgem International Limited in respect of expatriate salaries		447 420